UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-37611

Pyxis Tankers Inc.

(Translation of registrant’s name into English)

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the press release issued by Pyxis Tankers Inc. (the “Company”), dated December 14, 2021, entitled “Pyxis Tankers Receives 180-day Extension from Nasdaq to Meet Minimum Bid Price Rule”.

Attached as Exhibit 99.2 to this Report is a copy of the press release issued by the Company, dated December 21, 2021, entitled “Pyxis Tankers Announces Delivery of 2017 Built MR Product Tanker & Completion of Debt Financings”.

The information contained in Exhibits 99.1 and 99.2 to this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-222160 and 333-222848), filed with the U.S. Securities and Exchange Commission on December 19, 2017 and February 2, 2018, respectively.

Exhibit Index

Exhibit Number	Document

99.1	Press Release, dated December 14, 2021

99.2	Pyxis Tankers Announces Delivery of 2017 Built MR Product Tanker & Completion of Debt Financings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

Dated: December 21, 2021	By:	/s/ Henry Williams
Henry Williams
Chief Financial Officer